UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Advanced BioEnergy, LLC
(Name of Issuer)
Membership Units
(Title of Class of Securities)
Not Applicable
(CUSIP Number)
Richard R. Peterson, 10201 Wayzata Boulevard, Suite 250, Minneapolis, Minnesota 55305
(763) 226-2701
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 7, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: John E. Lovegrove I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		63,000

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended and Restated Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended and Restated Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended and Restated Voting Agreement Parties”), the Amended and Restated Voting Agreement Parties are required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which will, among other things, eliminate restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended and Restated Voting Agreement, the Amended and Restated Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Amended and Restated Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Amended and Restated Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 237,800 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of February 15, 2010, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10Q for the quarter ended December 31, 2009 on February 16, 2010.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS Richard R. Peterson I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,400

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended and Restated Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended and Restated Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended and Restated Voting Agreement Parties”), the Amended and Restated Voting Agreement Parties are required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which will, among other things, eliminate restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended and Restated Voting Agreement, the Amended and Restated Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Amended and Restated Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Amended and Restated Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 237,800 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of February 15, 2010, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10Q for the quarter ended December 31, 2009 on February 16, 2010.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Troy L. Otte I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		69,500

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended and Restated Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended and Restated Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended and Restated Voting Agreement Parties”), the Amended and Restated Voting Agreement Parties are required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which will, among other things, eliminate restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended and Restated Voting Agreement, the Amended and Restated Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Amended and Restated Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Amended and Restated Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 237,800 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of February 15, 2010, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10Q for the quarter ended December 31, 2009 on February 16, 2010.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Keith A. Spohn I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,000

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended and Restated Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended and Restated Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended and Restated Voting Agreement Parties”), the Amended and Restated Voting Agreement Parties are required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’ operating agreement which will, among other things, eliminate restrictions on the number of authorized capital of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended and Restated Voting Agreement, the Amended and Restated Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Amended and Restated Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Amended and Restated Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 237,800 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of February 15, 2010, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10Q for the quarter ended December 31, 2009 on February 16, 2010.

CUSIP No.	N/A

1.	NAMES OF REPORTING PERSONS: Thomas A. Ravencroft I.R.S. Identification Nos. of above persons (entities only):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America.

	7.	SOLE VOTING POWER

NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,800*

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		53,900

WITH	10.	SHARED DISPOSITIVE POWER

None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,800*

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.34%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Of the 237,800 units of membership interest (“Units”) reported in this Schedule 13D, 38,000 are owned by John E. Lovegrove, 25,000 are owned jointly by John E. Lovegrove and his spouse, 15,000 are owned by Keith E. Spohn, 25,000 are owned jointly by Keith E. Spohn and his spouse, 53,900 are owned by a trust created by Thomas A. Ravencroft, 69,500 are owned by Troy L. Otte and 11,400 are owned by an affiliate of Richard R. Peterson. Except with respect to the Amended and Restated Voting Agreement described below, each Reporting Person disclaims any beneficial ownership of any Units beneficially owned by any other Reporting Person or by Ethanol Investment Partners, LLC (“EIP”), Hawkeye Energy Holdings, LLC (“Hawkeye”), South Dakota Wheat Growers Association (“SDWG”), Ethanol Capital Partners, Series R, LP (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), Tennessee Ethanol Partners, LP (“TEP”).
Each of the Reporting Persons entered into a Voting Agreement (the “Voting Agreement”), effective August 28, 2009, by and among EIP, Advanced BioEnergy, LLC (“ABE”), Hawkeye (and each of Hawkeye and EIP, an “Investor”), and SDWG (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of ABE be nominated and elected to the ABE board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the ABE board of directors; provided, however, that if an Investor holds less than 10% of the then outstanding units of membership interest in ABE, such Investor shall have the right to designate one nominee to the ABE board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in ABE, such Investor shall no longer have the right to designate any nominee to the ABE board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to ABE’s members the election of, and vote all units of membership interest of ABE held by such Voting Agreement Parties for the Designees as members of the board of directors of ABE. The Voting Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009.
Pursuant to that certain Amendment No. 1 to the Voting Agreement (“Amendment No. 1,” and together with the Voting Agreement, the “Amended and Restated Voting Agreement”), effective April 7, 2010, entered into by the Reporting Persons, the Voting Agreement Parties and Series R, Series T and TEP (collectively, the “Amended and Restated Voting Agreement Parties”), the Amended and Restated Voting Agreement Parties are required at the 2010 annual member meeting of ABE to vote all Units beneficially owned by such parties in favor of an amendment to ABE’s operating agreement which will, among other things, eliminate restrictions on the number of authorized units of ABE. Amendment No. 1 is attached as Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010.
In entering into the Amended and Restated Voting Agreement, the Amended and Restated Voting Agreement Parties agreed to act together for the purpose of voting their respective units of membership interest of ABE, and as a result, the Amended and Restated Voting Agreement Parties may be deemed to be a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The Reporting Persons do not expressly affirm membership in a group, however, and the Reporting Persons will vote with the other Amended and Restated Voting Agreement Parties for the sole purpose of nominating and electing the Designees and amending ABE’s operating agreement as contemplated in Amendment No. 1. Accordingly, the 237,800 Units reported in this Schedule 13D do not include units of membership interest of ABE owned by EIP, Hawkeye, SDWG, Series R, Series T or TEP. This Schedule 13D only reports information on the Reporting Persons identified in Item 2 of this Schedule 13D.
** Based on 17,814,180 units of membership interest outstanding as of February 15, 2010, as reported by Advanced BioEnergy, LLC in its Quarterly Report on Form 10Q for the quarter ended December 31, 2009 on February 16, 2010.

Explanatory Note:
This Second Amendment amends the Schedule 13D originally filed by the Reporting Persons on September 8, 2009 with the Securities and Exchange Commission and as previously amended by that certain First Amendment filed by the Reporting Persons on October 14, 2009. This Second Amendment is being filed by the Reporting Persons in connection with the entering into Amendment No. 1 to the Voting Agreement (“Amendment No. 1”) dated as of April 7, 2010, by and among Advanced BioEnergy, LLC (“ABE” or the “Issuer”), Hawkeye Energy Holdings, LLC (“Hawkeye”), Ethanol Investment Partners, LLC (“EIP”), Ethanol Capital Partners, Series R, LP, (“Series R”), Ethanol Capital Partners, Series T, LP (“Series T”), Tennessee Ethanol Partners, LP (“TEP”), South Dakota Wheat Growers Association, a South Dakota cooperative (“SDWG”), and certain of the directors of ABE, who are the Reporting Persons (collectively, the “Amended and Restated Voting Agreement Parties”). Amendment No. 1, amends the Voting Agreement, effective August 28, 2009, by and among ABE, EIP, Hawkeye, SDWG and certain directors of ABE. This Second Amendment does not report any acquisition or disposition of Units of ABE by the Reporting Persons listed in Item 2.
Except as specifically amended by this Second Amendment, the Schedule 13D as originally filed and as amended by that certain First Amendment remains in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety as follows:
This report on Schedule 13D was originally filed on September 8, 2009 solely by reason of the Reporting Persons becoming parties to the Voting Agreement and not by reason of the parties making any purchases of Units.
As reported in the First Amendment to this Schedule 13D, on October 5, 2009, John Lovegrove, Troy Otte, Thomas Ravencroft and Keith Spohn (the “Acquiring Directors”) paid $30,000, $52,500, $52,500 and $30,000, respectively, to acquire 20,000, 35,000, 35,000 and 20,000 Units, respectively, of ABE. The funds used by the Acquiring Directors to purchase such Units came from each such Acquiring Director’s personal funds. Each Reporting Person that is not an Acquiring Director separately acquired all of his Units prior to entering into the Voting Agreement and entered into the Voting Agreement as a condition to Hawkeye purchasing Units of ABE.
The Second Amendment is filed by the Reporting Persons in connection with the entering into of Amendment No. 1 and does not report any acquisition or disposition of Units of ABE by the Reporting Persons listed in Item 2.
Item 4. Purpose of Transaction
     Item 4 is hereby amended and restated in its entirety as follows:
The Reporting Persons entered into a Voting Agreement, effective August 28, 2009, by and among ABE, EIP, Hawkeye (each of Hawkeye and EIP, an “Investor”), SDWG, and certain of the directors of ABE (collectively, the “Voting Agreement Parties”), whereby the Voting Agreement Parties agreed that the Chief Executive Officer of the Issuer be nominated and elected to the Issuer board of directors (the “CEO Designee”) and that the Investors each be entitled to designate two representatives to the Issuer board of directors; provided, however, that if an Investor holds 5% or more but less than 10% of the then outstanding units of membership interest in Issuer, such Investor shall have the right to designate one nominee to the Issuer board of directors, and if an Investor holds less than 5% of the then outstanding units of membership interest in Issuer, such Investor shall no longer have the right to designate any nominee to the Issuer board of directors (each of the CEO Designee and the designees of the Investors, the “Designees”). The Voting Agreement Parties are obligated to nominate for election, recommend to its members the election of, and vote all units of membership interest of the Issuer held by such parties for the Designees as members of the Issuer board of directors, and the Voting Agreement Parties are required not to take any action that would result in, and to take any action necessary to prevent, the removal of any of the Designees and are prohibited from granting a proxy with respect to any units that is inconsistent with the terms of the Voting Agreement. In addition, pursuant to Amendment No. 1 (together with the Voting Agreement, the “Amended and Restated Voting Agreement), the Amended and Restated Voting Agreement Parties are required at the 2010 annual member meeting of the Issuer to vote all Units beneficially owned by such parties in favor of an amendment to the Issuer’s operating agreement which will, among other things, eliminate the restrictions on the number of authorized units of the Issuer. The Amended and Restated Voting Agreement will or may result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D. The descriptions of the Voting Agreement and Amendment No. 1 in this Schedule 13D do not purport to be complete, and are qualified in their entirety by reference to such agreements, which are attached as Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009 and Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010, respectively, and incorporated herein by reference.
The Reporting Persons have no agreements with each other with respect to the voting of their Units, except as provided in the Amended and Restated Voting Agreement, or with respect to the disposition of their Units. While the Reporting Persons may be deemed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, the Reporting Persons do not expressly affirm membership in a group and the Reporting Persons will vote with the other Amended and Restated Voting Agreement Parties for the sole purpose of nominating and electing directors.
The Acquiring Directors acquired the additional Units reported in the First Amendment to this Schedule 13D for investment purposes. Each of the Acquiring Directors from time to time intends to review their investments in ABE on the basis of various factors, including ABE’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Units of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Acquiring Directors will take such actions in the future as they may individually deem appropriate in light of the circumstances existing, from time to time, which may include taking one or more of the actions specified in clauses (a) — (j) of Item 4 of Schedule 13D.
Except to the extent specifically prohibited by the Amended and Restated Voting Agreement, each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Units, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.
Item 5. Interest in Securities of the Issuer
Items 5(a) and 5(b) are hereby amended and restated in their entirety as follows:
(a) See pages 2 — 16 of cover pages.
(b) See pages 2 — 16 of cover pages.
Item 5(e) is hereby amended and restated in its entirety as follow:
(e) The Amended and Restated Voting Agreement Parties beneficially own approximately 49.9% of the Units. The Reporting Persons own less than 5% of the Units.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated in its entirety as follows:
The Reporting Persons entered into the Voting Agreement as of August 28, 2009 and Amendment No. 1 to the Voting Agreement as of April 7, 2010. See the footnote on the cover page of this Schedule 13D and Item 4 above.
Item 7. Material to Be Filed as Exhibits
Exhibit A. Joint Filing Agreement
Exhibit B. Amended and Restated Voting Agreement dated as of August 28, 2009, among ABE and several investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on September 3, 2009).
Exhibit C. Amendment No. 1 to Voting Agreement dated as of April 7, 2010 among ABE and several investors party thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by Advanced BioEnergy, LLC on April 8, 2010).
[Signatures on following page]

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 8, 2010
Date

/s/ Richard R. Peterson
Signature
Richard R. Peterson, Chief Executive Officer, President, Chief Financial Officer and Director
Name/Title

Exhibit A
Joint Filing Agreement
The undersigned hereby agree to file a joint Schedule 13D with respect to the interests of the undersigned in Advanced BioEnergy, LLC and that the Schedule 13D to which this Exhibit A is attached has been filed on behalf of each of the undersigned.
April 8, 2010

By:	/s/ John E. Lovegrove
John E. Lovegrove

By:	/s/ Richard R. Peterson
Richard R. Peterson

By:	/s/ Troy L. Otte
Troy L. Otte

By:	/s/ Keith E. Spohn
Keith E. Spohn

By:	/s/ Thomas A. Ravencroft
Thomas A. Ravencroft